Mark Schonberger 212.813.8842 mschonberger@goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

May 25, 2012

VIA EDGAR

Wilson K. Lee, Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Independence Tax Credit Plus L.P. II

•	Item 4.01 Form 8-K

•	Filed on April 27, 2012

•	File No. 033-37704-03

•	Independence Tax Credit Plus L.P. III

•	Item 4.01 Form 8-K

•	Filed on April 27, 2012

•	File No. 000-24650

Dear Mr. Lee:

On behalf of our clients, Independence Tax Credit Plus L.P. II and Independence Tax Credit Plus L.P. III (the “Companies”), we hereby respond to the comments of the staff of Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission conveyed by letter dated May 16, 2012. Pursuant to our telephone call, the Companies were granted an extension to respond to May 31, 2012. For your convenience, we have incorporated the Staff’s comment into this response letter in italics and have provided the Companies’ response below the comment.

FORM 8-K FILED ON APRIL 27, 2012

1. Please amend your Item 4.01 8-K filed on April 27, 2012 to include all disclosures outlined in Item 304 of Regulation S-K.

Given that their present accounting firm was merged into another accounting firm, the Companies took the position that there was not a technical change in accountants (the people servicing their accounts have all remained the same) and filed disclosure that was scaled down from that otherwise required by Item 4.01 (and nonetheless filed it under Item 4.01 rather than Item 8.01). We also note that although the merger of the two firms has been completed, Trien is operating as a subdivision of Raich and we have been advised by Trien that both entities remain registered with the PCAOB although that is not their intent going forward.

Mr. Wilson K. Lee

May 25, 2012

Notwithstanding the Companies’ continuing belief that their initial filing was sufficient, they have determined to file an amended 8-K/A that includes all the information required by Item 4.01 (together with a letter from their former accountants acknowledging its agreement with the Companies’ disclosures).

*        *        *

In response to the Staff’s request, the Companies have each filed a letter on EDGAR containing the specified acknowledgements.

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above.

Sincerely,

Mark Schonberger

of GOODWIN PROCTER LLP

cc:	Steven A. Beede, Esq., Centerline Capital Group

Robert Pace, Centerline Capital Group